

May 27, 2015

Mr. Jeff K. Storey
President and Chief Executive Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021

> **Re:** **Level 3 Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-35134**

Dear Mr. Storey:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results of Operations 2014 vs. 2013 and 2013 vs. 2012, page 80

Discussion of all significant variances, page 80

1.  We note your discussion regarding fluctuation in revenue, network costs, and network related costs and segment Adjusted EBITDA. While you discuss factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. You also seem to only summarize revenue by product line per the table on page 80 and the revenue by segment table on page F-60. When two or more factors have contributed to a material period-to-period change in a financial statement line item, please quantify and analyze the underlying business reason for the changes. In addition, quantify the effect of foreign currency on your results of operations. Please refer to Items 303(A)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. Provide us with your proposed future disclosure.

<u>Financial Condition—December 31, 2014, page 86</u>

2.    Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman at 202-551-3371 or Ivette Leon at 02-551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact Greg Dundas at 202-551-3436 or me at (202) 551-3810 with any other questions.


                            Sincerely,

                            /s/ Larry Spirgel

                            Larry Spirgel
                            Assistant Director